VEON announces launch of offering of $1,000,000,000 senior notes Amsterdam, 25 September 2019 – VEON Holdings B.V. (the “Issuer”), a subsidiary of VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), announces an offering of $1,000,000,000 in aggregate principal amount of senior unsecured notes (the "Notes"), subject to market and other customary conditions (the “Offering”). The Issuer intends to use the net proceeds of the Offering primarily to refinance certain existing outstanding debt and address upcoming debt maturities, including drawings on the revolving credit facility used to fund the mandatory tender offer for Global Telecom Holding S.A.E., and for general corporate purposes. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. The Offering is being made by means of an offering memorandum. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Notes in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia). The Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. In member states of the European Economic Area, this release is for distribution only to and directed only at persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 (as amended), and any relevant implementing measure in the relevant Member State of the European Economic Area (each, a “Relevant Member State”). In relation to each Relevant Member State, the investment contemplated by this release does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Regulation (EU) 2017/1129 (as amended). Each potential investor located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 (as amended).

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA. Within the United Kingdom, this release is for distribution only to and directed only at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Promotion Order, (c) are outside the United Kingdom, or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the investment may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The investment is not being offered to the public in the United Kingdom. This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The investment or investment activity to which this release relates is only available to, and will only be engaged in with, relevant persons and any person who receive this release who is not a relevant person should not rely or act upon it. Forward-Looking Statements This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “expect,” “will,” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2018 and other public filings made by VEON with the SEC. The forward-looking statements included in this release are made only as of the date hereof, and VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. VEON Contact information Investor Relations Nik Kershaw ir@veon.com Communications Kieran Toohey pr@veon.com